UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________________________________________
FORM SD/A
Specialized Disclosure Report
________________________________________________
ENPHASE ENERGY, INC.
(Exact name of registrant as specified in its charter)
________________________________________________

Delaware	001-35480	20-4645388
(State or other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

47281 Bayside Parkway
Fremont, CA 94538
(Address of principal executive offices, including zip code)
Lisan Hung
Vice President, General Counsel and Corporate Secretary
(707) 774-7000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

EXPLANATORY NOTE
We are filing this Amendment No. 1 on Form SD/A (“Amendment No. 1”) to amend our Form SD for the reporting period from January 1 to December 31, 2019, as filed with the Securities and Exchange Commission on June 1, 2020. The sole purpose of this Amendment No. 1 is to correct in the Conflicts Minerals Report, Exhibit 1.01, a reference date error in Section 2 “Company Overview”, the number of suppliers in Section 4 “Reasonable Country of Origin Inquiry”, and data presented in Section 7.1 “Survey Response” and Section 7.3 “Smelters or Refiners Identified” to reflect a greater number (and corresponding greater percentage) of suppliers that 1) did not source Conflict Minerals at all, 2) sourced Conflict Minerals that did not originate in the Covered Countries, or 3) sourced Conflict Minerals solely from smelters and refiners that are certified conflict free.
Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update, or restate the information in any item of the Form SD.

Section 1 - Conflict Minerals Disclosure

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report

A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2019 is publicly available on the Company’s corporate website at http://investor.enphase.com/sec.cfm.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit Number	Description
1.01	Conflicts Minerals Report for the reporting period January 1, 2019 to December 31, 2019.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 2, 2020	ENPHASE ENERGY, INC.
	By:	/s/ Lisan Hung
Lisan Hung
Vice President, General Counsel and Corporate Secretary